No. 812-14387

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3 TO APPLICATION FOR AN ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE 1940 ACT PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) AND RULE 17d-l

CĪON INVESTMENT CORPORATION,

CĪON Investment Management, LLC, ICON Leasing Fund Twelve, LLC, ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P., ICON ECI Fund Fifteen, L.P., ICON ECI Fund Sixteen and ICON Capital, LLC

3 Park Avenue

New York, NY 10016

Tel: (212) 418-4700

All Communications, Notices and Orders to:

Michael A. Reisner, Co-Chief Executive Officer

Mark Gatto, Co-Chief Executive Officer
CĪON Investment Corporation
3 Park Avenue
New York, NY 10016

Tel: (212) 418-4700

Copies to:

Richard Horowitz, Esq.

Matthew K. Kerfoot, Esq.

Dechert LLP

1095 Avenue of the Americas
New York, NY 10036

Tel: (212) 698-3500

January 22, 2016

I.           summary of application

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1 thereunder, permitting certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1:

•	CĪON Investment Corporation, a closed-end management investment company that has elected to be regulated as a business development company (a “BDC”) under the 1940 Act (“CĪON”);[2]

•	CĪON Investment Management, LLC, the investment adviser to CĪON, on behalf of itself and its successors[3] (the “CĪON Adviser”);

•	ICON Leasing Fund Twelve, LLC, an investment fund (“Fund Twelve”);

•	ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P., an investment fund (“Fund Fourteen”);

•	ICON ECI Fund Fifteen, L.P., an investment fund (“Fund Fifteen”);

•	ICON ECI Fund Sixteen, an investment fund (“Fund Sixteen”; Fund Sixteen, together with Fund Twelve, Fund Fourteen and Fund Fifteen are collectively referred to herein as the “Existing Affiliated Funds”);

•	ICON Capital, LLC, the investment adviser to the Existing Affiliated Funds, on behalf of itself and its successors (“ICON Capital” and together with CĪON, the CĪON Adviser and the Existing Affiliated Funds, the “Applicants”);

The relief requested in this application (the “Application”) would allow CĪON or any Future Regulated Entity4 (each, a “Regulated Entity” and collectively, the “Regulated Entities”), one or more other Regulated Entities and/or one or more Affiliated Funds5 to (A) participate in the same investment opportunities through a proposed co-investment program where such participation would otherwise be prohibited under Sections 17 and 57 of the 1940 Act, and (B) make additional investments in securities of such issuers, including through the exercise of warrants, conversion privileges, and other rights to purchase securities of the issuers (“Follow-On Investments”). For purposes of this Application, a “Co-Investment Transaction” shall mean any transaction in which any of the Regulated Entities (or their Wholly-Owned Investment Subsidiaries, as defined below) participate together with one or more other Regulated Entities and/or Affiliated Funds in reliance on the Order, and a “Potential Co-Investment Transaction” shall mean any investment opportunity in which any of the Regulated Entities (or their Wholly-

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

[2]	Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

[3]	The term “successor” means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

[4]	“Future Regulated Entity” means any closed-end management investment company (a) that is formed in the future, (b) that is registered under the 1940 Act or has elected to be regulated as a BDC and (c) whose investment adviser is the CĪON Adviser or any future investment adviser that controls, is controlled by, or is under common control with the CĪON Adviser and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act,” and each such investment adviser, a “Regulated Entity Adviser”).

[5]	“Affiliated Funds” means the Existing Affiliated Funds and any Future Affiliated Fund. “Future Affiliated Fund” means any investment company (a) that is formed in the future, (b) that would be an investment company but for Section 3(c)(1), 3(c)(5) or 3(c)(7) of the 1940 Act and (c) whose investment adviser is ICON Capital or any future investment adviser that controls, is controlled by, or is under common control with ICON Capital and is registered as an investment adviser under the Advisers Act (each, an “Affiliated Fund Adviser,” and, collectively with the Regulated Entity Advisers, the “Advisers”). No Affiliated Fund is or will be a subsidiary of a Regulated Entity.

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Owned Investment Subsidiaries) seeks to participate together with one or more other Regulated Entities and/or Affiliated Funds in reliance on the Order. Any Affiliated Fund will be excluded from the definition of “investment company” under Section 3(c)(1), 3(c)(5) or 3(c)(7) of the 1940 Act and ICON Capital or an investment adviser affiliate thereof will serve as the investment manager for all such Affiliated Funds.

Any of the Regulated Entities may, from time to time, form one or more Wholly-Owned Investment Subsidiaries6. Such a subsidiary would be prohibited from investing in a Co-Investment Transaction with any Affiliated Fund or another Regulated Entity because it would be a company controlled by the Regulated Entity for purposes of Section 57(a)(4) and Rule 17d-1 of the 1940 Act. Applicants request that each Wholly-Owned Investment Subsidiary be permitted to participate in Co-Investment Transactions in lieu of its parent Regulated Entity and that the Wholly-Owned Investment Subsidiary’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Entity were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Subsidiary would have no purpose other than serving as a holding vehicle for the Regulated Entity’s investments and, therefore, no conflicts of interest could arise between the Regulated Entity and the Wholly-Owned Investment Subsidiary. The board of directors (the “Board”)7 of such Regulated Entity would make all relevant determinations under the conditions with regard to a Wholly-Owned Investment Subsidiary’s participation in a Co-Investment Transaction, and the Regulated Entity’s Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Subsidiary in the Regulated Entity’s place. If the Regulated Entity proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subsidiaries, the Board of the Regulated Entity will also be informed of, and take into consideration, the relative participation of the Regulated Entity and the Wholly-Owned Investment Subsidiary.

Applicants do not seek relief for transactions that would be permitted under other regulatory or interpretive guidance, including, for example, transactions effected consistent with Commission staff no-action positions.8

All existing entities that currently intend to rely on the Order have been named as Applicants and any entities that may rely on the Order in the future will comply with its terms and conditions.

II.          GENERAL DESCRIPTION OF APPLICANTS

A.           CĪON

CĪON was organized under the General Corporation Law of the State of Maryland on August 9, 2011 for the purpose of operating as a BDC. In addition, CĪON has made an election to be treated for tax purposes as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”), and intends to continue to make such election in the future. CĪON’s investment objective is to generate current income and, to a lesser extent, capital appreciation for investors. CĪON’s portfolio is comprised primarily of investments in senior secured loans and, to a lesser extent, second lien loans, collateralized loan obligations and long-term subordinated loans, referred to as mezzanine loans, of private and thinly traded U.S. middle-market companies. In connection with CĪON’s debt investments, it may receive equity interests such as warrants or options as additional

[6]	“Wholly-Owned Investment Subsidiary” means any entity: (i) that is wholly-owned by a Regulated Entity (with such Regulated Entity at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of such Regulated Entity (and, in the case of an entity that is licensed by the Small Business Administration to operate under the Small Business Investment Act of 1958, as amended (the “SBA Act”), as a small business investment company (an “SBIC”), to maintain a license under the SBA Act and issue debentures guaranteed by the Small Business Administration); (iii) with respect to which the board of directors of such Regulated Entity has the sole authority to make all determinations with respect to the entity’s participation under the conditions of this Application; and (iv) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the 1940 Act. All subsidiaries participating in Co-Investment Transactions will be Wholly-Owned Investment Subsidiaries and will have Objectives and Strategies (as defined below) that are either the same as, or a subset of, their parent Regulated Entity’s Objectives and Strategies. A subsidiary that is an SBIC may be a Wholly-Owned Investment Subsidiary if it satisfies the conditions in this definition.

[7]	The term “Board” refers to the board of directors or trustees of any Regulated Entity.

[8]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. Avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. Avail. July 28, 2000) and SMC Capital, Inc. (pub. Avail. Sept. 5, 1995).

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consideration. CĪON may also purchase minority interests in the form of common or preferred equity in its target companies, either in conjunction with one of its debt investments or through a co-investment with a financial sponsor.

The Board of CĪON has five-members, of which three members are not “interested persons” of CĪON within the meaning of Section 2(a)(19) (the “Independent Directors”).9 None of the Independent Directors of any of the Regulated Entities will have a financial interest in any Co-Investment Transaction, other than by virtue of the ownership of securities of the Regulated Entities and none will participate individually in any Co-Investment Transaction.

B.           The CĪON Adviser

The CĪON Adviser is registered with the Commission under the Advisers Act. On the date of this Application, its sole client is CĪON. The CĪON Adviser is a subsidiary of ICON Investment Group, LLC and an affiliate of ICON Capital, which, together, provide innovative alternative investment products to individual and institutional investors through publicly-registered programs, private funds and separately managed accounts.

Under the terms of the investment advisory agreement with CĪON, the CĪON Adviser will: (i) determine the composition and allocation of CĪON’s portfolio, the nature and timing of the changes to CĪON’s portfolio and the manner of implementing such changes; (ii) determine which securities CĪON will purchase, retain or sell; (iii) identify, evaluate, negotiate and structure the investments CĪON makes; perform due diligence on prospective portfolio companies; and (iv) execute, close, monitor and service the investments CĪON makes. The CĪON Adviser’s services under the investment advisory agreement may not be exclusive, and it is free to furnish similar services to other entities so long as its services to CĪON are not impaired.

C.           ICON Capital

ICON Capital is a limited liability company organized under the Limited Liability Company Act of the State of Delaware on June 1, 2007. ICON Capital serves as investment adviser to the Existing Affiliated Funds and ICON Capital or another Affiliated Fund Adviser will serve as investment adviser to any Future Affiliated Funds. ICON Capital also serves as administrator to CĪON and will serve as administrator to any Future Regulated Entity. ICON Capital is an affiliate of the CĪON Adviser.

D.           Fund Twelve

Fund Twelve is a limited liability company organized under the Limited Liability Company Act of the State of Delaware on October 3, 2006. Fund Twelve’s principal investment objective is to obtain the maximum economic return from its investments for the benefit of its members. Fund Twelve operates as an equipment leasing and finance program in which invested capital is pooled together to make investments, pay fees and establish a small reserve. Fund Twelve primarily acquires equipment subject to lease, purchases equipment and leases it to third-party end users or finances equipment for third parties and, to a lesser degree, acquires ownership rights to items of leased equipment at lease expiration. ICON Capital serves as the investment adviser to Fund Twelve. Fund Twelve is excluded from the definition of “investment company” in reliance upon Section 3(c)(5)(B) of the 1940 Act.

E.           Fund Fourteen

Fund Fourteen is a limited partnership organized under the Revised Uniform Limited Partnership Act of the State of Delaware on August 20, 2008. Fund Fourteen’s investment objective is to obtain the maximum economic return from its investments for the benefit of its partners. Fund Fourteen operates as an equipment leasing and finance fund in which invested capital is pooled together to make investments in business-essential equipment and corporate infrastructure. Fund Fourteen primarily invests in such equipment and infrastructure, including, but not limited to, equipment and infrastructure that are already subject to lease, equipment and infrastructure that it purchases and leases to domestic and global businesses, loans that are secured by equipment and infrastructure, and ownership rights to leased equipment and infrastructure at lease expiration. ICON Capital serves as the investment

[9]	The term “Independent Directors” refers to the independent directors or trustees of any Regulated Entity.

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adviser to Fund Fourteen and ICON GP 14, LLC is the general partner of Fund Fourteen. Fund Fourteen is excluded from the definition of “investment company” in reliance upon Section 3(c)(5)(B) of the 1940 Act.

F.           Fund Fifteen

Fund Fifteen is a limited partnership organized under the Revised Uniform Limited Partnership Act of the State of Delaware on September 23, 2010. Fund Fifteen’s investment objectives are: (i) to make favorable investments in domestic and global businesses primarily in the form of debt and debt-like financings (such as loans and leases), which investments are collateralized by equipment and other corporate infrastructure that has intrinsic value and strong secondary marketability; (ii) to make monthly cash distributions; and (iii) to select individual investments that represent a diversified portfolio of secured loans, equipment leases and other financing transactions. Fund Fifteen invests primarily in debt and debt-like financings (such as loans and leases) that are collateralized by equipment and other corporate infrastructure. ICON Capital serves as the investment adviser to Fund Fifteen and ICON GP 15, LLC is the general partner of Fund Fifteen. Fund Fifteen is excluded from the definition of “investment company” in reliance upon Section 3(c)(5)(B) of the 1940 Act.

G.           Fund Sixteen

Fund Sixteen is a statutory trust organized under the Statutory Trust Act of the State of Delaware on October 11, 2012. Fund Sixteen primarily makes investments in, or makes investments that are collateralized by, equipment and other corporate infrastructure. Fund Sixteen primarily invests in companies that utilize equipment and other corporate infrastructure to operate their businesses. These investments are primarily structured as debt and debt-like financings such as loans, leases and other structured financing transactions in, or that are collateralized by, equipment and other corporate infrastructure. ICON Capital serves as the investment adviser to Fund Sixteen. Fund Sixteen is excluded from the definition of “investment company” in reliance upon Section 3(c)(5)(B) of the 1940 Act.

III.         order requested

The Applicants request the Order of the Commission under Sections 17(d) and 57(i) under the 1940 Act, and Rule 17d-1 under the 1940 Act to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), one or more Regulated Entities to be able to participate in Co-Investment Transactions with one or more other Regulated Entities and/or one or more Affiliated Funds.

The Regulated Entities and Affiliated Funds seek relief to invest in Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act. This Application seeks relief in order to (i) enable the Regulated Entities and Affiliated Funds to avoid the practical difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Regulated Entities and the Affiliated Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

A.           Section 17(d) and Section 57(a)(4)

Section 17(d) of the 1940 Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the 1940 Act), or an affiliated person of such affiliated person, of a registered closed-end investment company acting as principal, from effecting any transaction in which the registered closed-end investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered closed-end investment company on a basis different from or less advantageous than that of such other participant. Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

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Similarly, with regard to BDCs, Section 57(a)(4) prohibits certain persons specified in Section 57(b) of the 1940 Act from participating in a joint transaction with a BDC, or a company controlled by a BDC in contravention of rules as prescribed by the Commission. In particular Section 57(a)(4) applies to:

•	Any director, officer, employee, or member of an advisory board of a BDC; or any person (other than the BDC itself) who is an affiliated person of the forgoing pursuant to Section 2(a)(3)(C) of the 1940 Act; or

•	Any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC[10]; or any person who is an affiliated person of any of the forgoing within the meaning of Section 2(a)(3)(C) or (D) of the 1940 Act.

Section 2(a)(3)(C) of the 1940 Act defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(9) of the 1940 Act defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser controls the fund that it advises, absent compelling evidence to the contrary.11 The CĪON Adviser is the investment adviser to CĪON, and either it or another Regulated Entity Adviser will be the investment adviser to each Future Regulated Entity. In addition, ICON Capital or another Affiliated Fund Adviser is or will be the investment adviser of each Affiliated Fund. The Regulated Entities and Affiliated Funds may be deemed to be under common control, and thus affiliated persons of each other under Section 2(a)(3)(C) of the 1940 Act. As a result, these relationships might cause each Regulated Entity and each Affiliated Fund participating in Co-Investment Transactions to be subject to Sections 17(d) or 57(a)(4), and thus subject to the provisions of Rule 17d-1.

If an Adviser or its principals, or any person controlling, controlled by, or under common control with an Adviser or its principals, and the Affiliated Funds (collectively, the “Holders”) own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Entity (the “Shares”), then the Holders will vote such Shares as required under condition 14.

Applicants believe that this condition will ensure that the Independent Directors will act independently in evaluating the Co-Investment Program, because the ability of an Adviser or the principals to influence the Independent Directors by a suggestion, explicit or implied, that the Independent Directors can be removed will be limited significantly. The Independent Directors shall evaluate and approve any such voting trust or proxy adviser, taking into accounts its qualifications, reputation for independence, cost to the shareholders, and other factors that they deem relevant.

B.           Rule 17d-1

Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to BDCs by Section 57(i). Section 57(i) of the 1940 Act provides that, until the Commission prescribes rules under Section

[10]	Excluded from this category are the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not otherwise be under common control with the BDC.

[11]	See, e.g., In re Investment Company Mergers, SEC Rel. No. IC-25259 (Nov. 8, 2001); In re Steadman Security Corp., 46 S.E.C. 896, 920 n.81 (1977) (“[T]he investment adviser almost always controls the fund. Only in the very rare case where the adviser’s role is simply that of advising others who may or may not elect to be guided by his advice...can the adviser realistically be deemed not in control.”).

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57(a)(4), the Commission’s rules under Section 17(d) of the 1940 Act applicable to registered closed-end investment companies will be deemed to apply. Because the Commission has not adopted any rules under Section 57(a)(4), Rule 17d-1 applies.

Applicants seek relief pursuant to Rule 17d-1, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-1(b) to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d), upon which Rule 17d-1 is based, and upon which Section 57(a)(4) was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching. See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed.Sec.L.Rep., Extra Edition (May 29, 1992) at 448, et seq. The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d) ... is to prevent...injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.” Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969). Furthermore, Congress acknowledged that the protective system established by the enactment of Section 57 is “similar to that applicable to registered investment companies under Section 17 of the 1940 Act, and rules thereunder, but is modified to address concerns relating to unique characteristics presented by business development companies.” H.Rep. No. 96,1341, 96th Con., 2d Sess. 45 (1980) reprinted in 1980 U.S.C.C.A.N. 4827.

Applicants believe that the terms and conditions of this Application would ensure that the conflicts of interest that Section 17(d) and Section 57(a)(4) were designed to prevent would be addressed and the standards for an order under Rule 17d-1 are met.

C.           Protection Provided by the Proposed Conditions

Applicants believe that the proposed Conditions, as discussed more fully in Section III.D of this Application, will ensure the protection of shareholders of the Regulated Entities and compliance with the purposes and policies of the 1940 Act with respect to the Co-Investment Transactions. In particular, the Conditions, as outlined below, would ensure that each Regulated Entity would only invest in investments that are appropriate to the interests of shareholders and the investment needs and abilities of that Regulated Entity. In addition, each Regulated Entity would be able to invest on equal footing with each other Regulated Entity and/or one or more Affiliated Funds, including identical terms, conditions, price, class of securities purchased, settlement date, and registration rights. Each Regulated Entity would have the ability to engage in Follow-On Investments in a fair manner consistent with the protections of the other conditions. Each Regulated Entity would have the ability to participate on a proportionate basis, at the same price and on the same terms and conditions in any sale of a security purchased in a Co-Investment Transaction. Fees and expenses of Co-Investment Transactions would be borne by the Adviser, or shared pro rata among the Regulated Entities and Affiliated Funds who participate in the Co-Investment Transactions. The Conditions would also prevent a Regulated Entity from investing in any issuer in which another Regulated Entity, Affiliated Fund, or any affiliated person thereof, is an existing investor, which eliminates the possibility of a Regulated Entity being forced to invest in a manner that would benefit an affiliated person’s existing investment. Also, sufficient records of the transactions would be maintained to permit the examination staff of the Commission to monitor compliance with the terms of the requested order.

The Conditions impose a variety of duties on the Adviser with respect to Co-Investment Transactions and Potential Co-Investment Transactions by the Regulated Entities. These duties include determinations regarding investment appropriateness, the appropriate level of investment, and the provision of information to the Board of any Regulated Entity. In addition, when considering Potential Co-Investment Transactions for any Regulated Entity,

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the relevant Regulated Entity Adviser will consider only the Objectives and Strategies12, investment policies, investment positions, capital available for investment, and other pertinent factors applicable to that Regulated Entity. The participation of a Regulated Entity in a Potential Co-Investment Transaction may only be approved by a Required Majority, as defined in Section 57(o) (a “Required Majority”), of the directors of the Board eligible to vote on that Co-Investment Transaction under Section 57(o) (the “Eligible Directors”).13

The amount of each Regulated Entity’s capital available for investment will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set from time to time by the Board of the applicable Regulated Entity or imposed by applicable laws, rules, regulations or interpretations. Likewise, an Affiliated Fund’s capital available for investment will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set by the Affiliated Fund’s directors, general partners or adviser or imposed by applicable laws, rules, regulations or interpretations.

In sum, the Applicants believe that the proposed conditions would ensure that each Regulated Entity that participated in a Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants. As a result, the Applicants believe that the participation of the Regulated Entities in Co-Investment Transactions done in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the 1940 Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

With respect to each Wholly-Owned Investment Subsidiary, such a subsidiary would be prohibited from investing in a Co-Investment Transaction with any Affiliated Fund or Regulated Entity because it would be a company controlled by its parent Regulated Entity for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act. Applicants request that each Wholly-Owned Investment Subsidiary be permitted to participate in Co-Investment Transactions in lieu of its parent Regulated Entity and that the Wholly-Owned Investment Subsidiary’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Entity were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Subsidiary would have no purpose other than serving as a holding vehicle for the Regulated Entity’s investments and, therefore, no conflicts of interest could arise between the Regulated Entity and the Wholly-Owned Investment Subsidiary. The Regulated Entity’s Board would make all relevant determinations under the conditions with regard to a Wholly-Owned Investment Subsidiary’s participation in a Co-Investment Transaction, and the Regulated Entity’s Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Subsidiary in the Regulated Entity’s place. If the Regulated Entity proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subsidiaries, the Board will also be informed of, and take into consideration, the relative participation of the Regulated Entity and the Wholly-Owned Investment Subsidiary.

D.           Conditions

Applicants agree that any Order granting the requested relief shall be subject to the following conditions:

1.           Each time an Adviser considers a Potential Co-Investment Transaction for another Regulated Entity or an Affiliated Fund that falls within a Regulated Entity’s then-current Objectives and Strategies, the Regulated Entity Adviser will make an independent determination of the appropriateness of the investment for the Regulated Entity in light of the Regulated Entity’s then-current circumstances.

[12]	The term “Objectives and Strategies” means a Regulated Entity’s investment objectives and strategies as described in the Regulated Entity’s registration statement on Form N-2, other filings the Regulated Entity has made with the Commission under the Securities Act of 1933 or the Securities Exchange Act of 1934, and the Regulated Entity’s reports to shareholders.

[13]	In the case of a Regulated Entity that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Entity were a BDC subject to Section 57(o).

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2.

a.         If the Adviser deems a Regulated Entity’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Entity, it will then determine an appropriate level of investment for the Regulated Entity.

b.         If the aggregate amount recommended by the applicable Adviser to be invested by the applicable Regulated Entity in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Regulated Entities and Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on each participant’s capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each. The applicable Adviser will provide the Eligible Directors of each participating Regulated Entity with information concerning each participating party’s available capital to assist the Eligible Directors with their review of the Regulated Entity’s investments for compliance with these allocation procedures.

c.         After making the determinations required in conditions 1 and 2(a), the applicable Adviser will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each Regulated Entity and each Affiliated Fund) to the Eligible Directors of each participating Regulated Entity for their consideration. A Regulated Entity will co-invest with another Regulated Entity or an Affiliated Fund only if, prior to the Regulated Entity’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

i.     the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Entity and its shareholders and do not involve overreaching in respect of the Regulated Entity or its shareholders on the part of any person concerned;

ii.    the Potential Co-Investment Transaction is consistent with:

A.           the interests of the Regulated Entity’s shareholders; and

B.           the Regulated Entity’s then-current Objectives and Strategies;

iii.   the investment by any other Regulated Entities or any Affiliated Funds would not disadvantage the Regulated Entity, and participation by the Regulated Entity would not be on a basis different from or less advantageous than that of any other Regulated Entities or any Affiliated Funds; provided that, if any other Regulated Entity or any Affiliated Fund, but not the Regulated Entity itself, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition 2(c)(iii), if:

A.    the Eligible Directors will have the right to ratify the selection of such director or board observer, if any; and

B.     the applicable Adviser agrees to, and does, provide periodic reports to the Board of the Regulated Entity with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

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C.     any fees or other compensation that any Regulated Entity or any Affiliated Fund or any affiliated person of any Regulated Entity or any Affiliated Fund receives in connection with the right of a Regulated Entity or an Affiliated Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Funds (who may each, in turn, share its portion with its affiliated persons) and the participating Regulated Entities in accordance with the amount of each party’s investment; and

iv.      the proposed investment by the Regulated Entity will not benefit any Adviser, the other Regulated Entities, the Affiliated Funds, or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted by Sections 17(e) or 57(k) of the 1940 Act, as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in condition 2(c)(iii)(c).

3.           Each Regulated Entity has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.           The applicable Adviser will present to the Board of each Regulated Entity, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Entities or Affiliated Funds during the preceding quarter that fell within the Regulated Entity’s then-current Objectives and Strategies that were not made available to the Regulated Entity, and an explanation of why the investment opportunities were not offered to the Regulated Entity. All information presented to the Board pursuant to this condition will be kept for the life of the Regulated Entity and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5.           Except for Follow-On Investments made in accordance with condition 814, a Regulated Entity will not invest in reliance on the Order in any issuer in which another Regulated Entity, Affiliated Fund, or any affiliated person of another Regulated Entity or Affiliated Fund is an existing investor.

6.           A Regulated Entity will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Regulated Entity and Affiliated Fund. The grant to another Regulated Entity or an Affiliated Fund, but not the Regulated Entity, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A),(B) and (C) are met.

7.

a.          If any Regulated Entity or an Affiliated Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the applicable Adviser will:

i.      notify each Regulated Entity that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

ii.     formulate a recommendation as to participation by each Regulated Entity in the

[14]	This exception applies only to Follow-On Investments by a Regulated Entity in issuers in which that Regulated Entity already holds investments.

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disposition.

b.       Each Regulated Entity will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Regulated Entities and Affiliated Funds.

c.       A Regulated Entity may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Entity and each Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the Regulated Entity has approved as being in the best interests of the Regulated Entity the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this Application); and (iii) the Board of the Regulated Entity is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Regulated Entity Adviser will provide its written recommendation as to the Regulated Entity’s participation to the Regulated Entity’s Eligible Directors, and the Regulated Entity will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Entity’s best interests.

d.       Each Regulated Entity and each Affiliated Fund will bear its own expenses in connection with any such disposition.

8.

a.          If a Regulated Entity or an Affiliated Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the applicable Adviser will:

i.       notify each Regulated Entity that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

ii.      formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Entity.

b.          A Regulated Entity may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Entity and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board of the Regulated Entity has approved as being in the best interests of the Regulated Entity the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application). In all other cases, the Adviser will provide its written recommendation as to the Regulated Entity’s participation to the Eligible Directors, and the Regulated Entity will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Regulated Entity’s best interests.

c.           If, with respect to any Follow-On Investment:

i.      the amount of a Follow-On Investment is not based on the Regulated Entities’ and the Affiliated Funds’ outstanding investments immediately preceding the Follow-On Investment; and

ii.     the aggregate amount recommended by the Adviser to be invested by each Regulated Entity in the Follow-On Investment, together with the amount proposed to be invested by the participating Affiliated Funds in the same transaction, exceeds the amount of the

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opportunity; then the amount invested by each such party will be allocated among them pro rata based on each party’s capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each.

d.          The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in this Application.

9.            The Independent Directors of each Regulated Entity will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Entities and the Affiliated Funds that the Regulated Entity considered but declined to participate in, so that the Independent Directors may determine whether all investments made during the preceding quarter, including those investments which the Regulated Entity considered but declined to participate in, comply with the conditions of the Order. In addition, the Independent Directors will consider at least annually the continued appropriateness for the Regulated Entity of participating in new and existing Co-Investment Transactions.

10.         Each Regulated Entity will maintain the records required by section 57(f)(3) of the 1940 Act as if each of the Regulated Entities were a business development company and each of the investments permitted under these conditions were approved by the Required Majority under section 57(f).

11.         No Independent Director of a Regulated Entity will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act), of an Affiliated Fund.

12.         The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act of 1933, as amended) will, to the extent not payable by an Adviser under the investment advisory agreements with the Regulated Entities and the Affiliated Funds, be shared by the Affiliated Funds and the Regulated Entities in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13.         Any transaction fee15 (including break-up or commitment fees but excluding broker’s fees contemplated by Section 17(e) or 57(k) of the 1940 Act, as applicable) received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Entities and Affiliated Funds on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by the Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Regulated Entities and Affiliated Funds based on the amounts they invest in such Co-Investment Transaction. None of the Affiliated Funds, the Adviser, the other Regulated Entities or any affiliated person of the Regulated Entities or Affiliated Funds will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Entities and Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C) and (b) in the case of the Adviser, investment advisory fees paid in accordance with the agreements between the Adviser and the Regulated Entities or the Affiliated Funds.

14.         If the Holders own in the aggregate more than 25 percent of the Shares of a Regulated Entity, then the Holders will vote such Shares as directed by an independent third party (such as the trustee of a voting trust or a proxy adviser) when voting on (1) the election of directors; (2) the removal of one or more directors; or

[15]	Applicants are not requesting and the staff is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

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(3) any matters requiring approval by the vote of a majority of the outstanding voting securities, as defined in Section 2(a)(42) of the 1940 Act.

IV.          STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Entities and the shareholders thereof and (ii) the protections found in the terms and conditions set forth in this Application.

A.           Potential Benefits

In the absence of the relief sought hereby, in some circumstances the Regulated Entities would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d), Section 57(a)(4) and Rule 17d-1 of the 1940 Act should not prevent BDCs and registered closed-end investment companies from making investments that are in the best interests of their shareholders.

In cases where the CĪON Adviser identifies investment opportunities requiring larger capital commitments, it must seek the participation of other entities with similar investment styles. The ability to participate in Co-Investment Transactions that involve committing larger amounts of financing would enable each Regulated Entity to participate with one or more of the Affiliated Funds and the other Regulated Entities in larger financing commitments, which would, in turn, be expected to obtain discounted prices and increase income, expand investment opportunities and provide better access to due diligence information for the Regulated Entities. Indeed, each Regulated Entity’s inability to co-invest with one or more of the Affiliated Funds and the other Regulated Entities could potentially result in the loss of beneficial investment opportunities for such Regulated Entity and, in turn, adversely affect such Regulated Entity’s shareholders. For example, a Regulated Entity may lose investment opportunities if the CĪON Adviser cannot provide “one-stop” financing to a potential portfolio company. Portfolio companies may reject an offer of funding arranged by the CĪON Adviser due to a Regulated Entity’s inability to commit the full amount of financing required by the portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission). The CĪON Adviser expects that any portfolio company that is an appropriate investment for a Regulated Entity should also be an appropriate investment for one or more other Regulated Entities and/or one or more Affiliated Funds, with certain exceptions based on available capital or diversification. The Regulated Entities, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to them.

Each Regulated Entity and its shareholders will benefit from the ability to participate in Co-Investment Transactions. The Board of CĪON, including the Independent Directors, has determined that it is in the best interests of CĪON to participate in Co-Investment Transactions because, among other matters, (i) CĪON will be able to participate in a larger number and greater variety of transactions; (ii) CĪON will be able to participate in larger transactions; (iii) CĪON will be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Entities; (iv) CĪON and any other Regulated Entities participating in the proposed investment will have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors, each of which could result in terms that are more favorable for the participating Regulated Entities; (v) CĪON will be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the general terms and conditions of the proposed Order are fair to the Regulated Entities and their shareholders.16 The Board of CĪON, including the Independent Directors, also determined that it is in the best interests of CĪON and its shareholders to obtain the Order at the earliest possible time and instructed the officers of CĪON, the CĪON Adviser and counsel to use all appropriate efforts to accomplish such goal. For these reasons, the Board of CĪON has determined that is

[16]	The Board of each Future Regulated Entity will make the same findings before engaging in a Co-Investment Transaction in reliance on the requested order.

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proper and desirable for CĪON to participate in Co-Investment Transactions with other Regulated Entities and one or more Affiliated Funds.

B.           Protective Representations and Conditions

The terms and conditions set forth in this application ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Entity’s shareholders and with the purposes intended by the policies and provisions of the 1940 Act. Specifically, the Conditions incorporate the following critical protections: (i) in each Co-Investment Transaction, all Regulated Entities and Affiliated Funds participating in the Co-Investment Transactions will invest at the same time for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Entity must approve various investment decisions with respect to such Regulated Entity in accordance with the Conditions; and (iii) the Regulated Entities are required to retain and maintain certain records.

Other than pro rata dispositions and Follow-On Investments as provided in conditions 7 and 8, and after making the determinations required in conditions 1 and 2(a), the CĪON Adviser will present each Potential Co-Investment Transaction and the proposed allocation to the Eligible Directors, and the Required Majority will approve each Co-Investment Transaction prior to any investment by the participating Regulated Entity. With respect to the pro rata dispositions and Follow-On Investments provided in conditions 7 and 8, a Regulated Entity may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Regulated Entity and each Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the Board of the Regulated Entity has approved that Regulated Entity’s participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Regulated Entity. If the Board does not so approve, any such disposition or Follow-On Investment will be submitted to the Regulated Entity’s Eligible Directors. The Board of any Regulated Entity may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

Applicants believe that participation by the Regulated Entities in pro rata dispositions and Follow-On Investments, as provided in conditions 7 and 8, is consistent with the provisions, policies and purposes of the 1940 Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata dispositions and Follow-On Investments, eliminates the discretionary ability to make allocation determinations, and in turn eliminates the possibility for overreaching and promotes fairness. Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c¬2, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

The foregoing analysis applies equally where a Wholly-Owned Investment Subsidiary is involved in a Co-Investment Transaction as each Wholly-Owned Investment Subsidiary will be treated as one company with its parent for purposes of this Application.

V. PRECEDENTS

The Commission previously has issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to co-invest in certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1 of the 1940 Act.17 Applicants note, in particular,

[17]	See, e.g., Garrison Capital Inc., et al. (File No. 812-14097), Release No. IC-31409 (Jan. 12, 2015) (order), Release No. IC-31373 (Dec. 15, 2014) (notice); TPG Specialty Lending, Inc., et al., (File No. 812-13980), Release No. IC-31379 (Dec. 16, 2014) (order), Release No. IC-31338 (Nov. 18, 2014) (notice); Monroe Capital Corporation, et al., (File No. 812-14028), Release No. IC-31286 (Oct. 15, 2014) (order), Release No. IC-31253 (Sept. 19, 2014) (notice); Fifth Street Finance Corp., et al., (File No. 812-14132), Release No. IC 31247 (Sept. 9, 2014) (order), Release No. IC-31212 (Aug. 14, 2014) (notice); Solar Capital Ltd., et al., (File No. 812-14195), Release No. IC-31187 (July 28, 2014) (order), Release No. IC-31143 (July 1, 2014) (notice); WhiteHorse Finance, Inc., et al., (File No. 812-14120), Release No. 31152 (July 8, 2014) (order), Release No. IC-31080 (June 12, 2014) (notice); PennantPark Investment Corp., et al. (File No. 812-14134), Release No. IC-31015 (Apr. 15, 2014) (order), Release No. IC-30985 (Mar. 19, 2014) (notice); NF Investment Corp., et al. (File No. 812-14161), Release No. IC-30968 (Feb. 26, 2014) (order), Release No. IC-30900 (Jan. 31, 2014) (notice); Prospect Capital Corporation, et al. (File No. 812-14199), Release No. IC-30909 (Feb. 10, 2014) (order), Release No. IC-30855 (Jan. 13, 2014) (notice); Medley Capital Corporation, et al. (File No. 812-14020), Release No. IC-30807 (Nov. 25, 2013) (order), Release No. IC-30769 (Oct. 28, 2013) (notice); Stellus Capital Investment Corporation, et al. (File No. 812-14061), Release No. IC-30754 (Oct. 23, 2013) (order), Release No. IC-30739 (Sept. 30, 2013) (notice); FS Investment Corporation, et al. (File No. 812-13665), Release No. IC-30548 (June 4, 2013) (order), Release No. IC-30511 (May 9, 2013) (notice); Gladstone Capital Corporation, et al. (File No. 812-13878), Release No. IC-30154 (July 26, 2012) (order), Release No. IC-30125 (June 29, 2012) (notice); Ridgewood Capital Energy Growth Fund, LLC, et al. (File No. 812-13569), Release No. IC-28982 (Oct. 21, 2009) (order), Release No. IC-28931 (Sept. 25, 2009) (notice).

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that the co-investment protocol to be followed by Applicants here is substantially similar to the protocol followed by Gladstone Capital Corporation and its affiliates, for which an order was granted on July 26, 2012.18

VI.          PROCEDURAL MATTERS

A.           Communications

Please address all communications concerning this Application and the Notice and Order to:

David Verlizzo, Esq.
CĪON Investment Corporation
3 Park Avenue
New York, NY 10016

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Richard Horowitz, Esq.
Matthew K. Kerfoot, Esq.

Dechert LLP
1095 Avenue of the Americas

New York, NY 10036

B.           Authorizations

The filing of this Application for the order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of CĪON. The Board of CĪON also authorizes the filing of the Application on behalf of the CĪON Adviser because of its affiliation with CĪON and any Future Regulated Entities. In accordance with Rule 0-2(c) under the 1940 Act, each person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the attached Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 22nd day of January, 2016.

[18]	Id.

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Applicants have caused this Application to be duly signed on their behalf on the 22nd day of January, 2016.

CĪON INVESTMENT CORPORATION

By:	/s/ Michael Reisner
Name:	Michael A. Reisner
Title:	Co-Chief Executive Officer

CĪON INVESTMENT MANAGEMENT, LLC

By:	/s/ Michael Reisner
Name:	Michael A. Reisner
Title:	Co-Chief Executive Officer

ICON LEASING FUND TWELVE, LLC

By:	/s/ Michael Reisner
Name:	Michael A. Reisner
Title:	Co-Chief Executive Officer of ICON CAPITAL, LLC, its Manager

ICON EQUIPMENT AND CORPORATE INFRASTRUCTURE FUND FOURTEEN, L.P.

By:	/s/ Michael Reisner
Name:	Michael A. Reisner
Title:	Co-Chief Executive Officer of ICON GP 14, LLC, its General Partner

ICON ECI FUND FIFTEEN, L.P.

By:	/s/ Michael Reisner
Name:	Michael A. Reisner
Title:	Co-Chief Executive Officer of ICON GP 15, LLC, its General Partner

ICON ECI FUND SIXTEEN

By:	/s/ Michael Reisner
Name:	Michael A. Reisner
Title:	Co-Chief Executive Officer of ICON MT 16, LLC, its Managing Owner

ICON CAPITAL, LLC

By:	/s/ Michael Reisner
Name:	Michael A. Reisner
Title:	Co-Chief Executive Officer

16

VERIFICATION

STATE OF NEW YORK	)
COUNTY OF NEW YORK	)

The undersigned states that he has duly executed the attached Application for and on behalf of CĪON Investment Corporation, CĪON Investment Management, LLC, ICON Leasing Fund Twelve, LLC, ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P., ICON ECI Fund Fifteen, L.P., ICON ECI Fund Sixteen and ICON Capital, LLC; that he is the authorized signatory of each such company; and that all actions necessary to authorize him to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Michael Reisner
Name:	Michael A. Reisner
Title:	Authorized Signatory
Date:	January 22, 2016

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